EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

March 12, 2009

 TSX Venture Exchange:    EMR

 OTC Bulletin Board: EGMCF

 U.S. 20-F Registration: 000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

March 12, 2009, Vancouver, BC - Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce that it has closed the first tranche of its previously announced non-brokered private placement offering (the “Offering”) raising gross proceeds of US$200,600 through the sale of 5,015,000 units (the “Units”) of the Company at a price of US$0.04 per Unit.

Each Unit is comprised of one fully paid and non-assessable common share of the Company and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company at a price of US$0.12 per Warrant Share up to and including March 5, 2010, and thereafter at a price of US$0.16 per Warrant Share up to and including March 5, 2011.  All securities issued or issuable in connection with the fist tranche close of the Offering are subject to a hold period and may not be traded before July 6, 2009.

Subject to TSX Venture Exchange approval, Emgold will pay finder’s fees on subscriptions received pursuant to the first tranche close of the Offering in the amount of US$9,500.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The proceeds of the Offering will be used to cover ongoing costs associated with the Company’s permitting application for the Idaho-Maryland Mine and for general working capital.

On behalf of the Board of Directors

Sargent H. Berner

Co-Executive Chairman & CEO

For further information please contact:

Jeff Stuart, Manager, Business Development & Investor Relations

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.